

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2024

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
5345 E.N. Belt Road
North Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 28, 2024**
> **File No. 024-12402**

Dear Paolo Tiramani:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

Amended Offering Statement on Form 1-A

General

1. Please update your financial statements in the amended filing. Reference is made to paragraph (b)(3)(A) of Part F/S in Form 1-A.

Cover Page

2. Please disclose the substance of your response to prior comment 1 regarding your plans for an initial closing, including that it may be a month or longer before the Company may close on any funds tendered by an investor due to the process required for clearance of subscription agreements.

3. We note your response to comment 2 and reissue in full. Please refer to Rule 251(a) which defines "aggregate offering price" as the "sum of all cash and other consideration to be received for the securities being offered." Please also refer to Note to Paragraph (a) in

Rule 251, which notes in part "[i]f securities are not offered for cash, the aggregate offering price or aggregate sales must be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration must be reasonable at the time made." Please revise your offering statement to include the value of the bonus shares. Also revise the tables and narrative disclosures to clarify that the value of the bonus shares counts towards the $75 million aggregate 12-month total under Rule 251(a)(2).

4.   We note your response to comment 3. Please clarify your reference to "reserved" shares to make clear, as your response letter did, that the investors were providing indications of interest with the "reserved" shares. Also, please revise to expressly state that the receipt of any bonus shares is subject to sufficient bonus shares still being available at the time of the investor's investment.

Securities being Offered
Conversion Rights, page 70

5.   Your response to comment 5 does not address the differences in the disclosure on page 1 and page 70 regarding conversion in the event of a Regulation A offering of common stock. As previously requested, reconcile your disclosure in the "Conversion Rights" section, on page 70, that "Upon the occurrence of firm underwriting registered offering, the Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock will automatically convert into voting Common Stock of the Company" with the disclosure on the cover page, and in The Offering section on page 1, which also refer to an offering of Common Stock by the Company under Regulation A. Additionally, this offering appears to represent an offering of common stock as you state on the cover page that it includes up to 80,000,000 shares of common stock. Please revise or advise.

     Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson